Exhibit 99.2

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

of

TELESAT CORPORATION

(the “Company”)

June 18, 2024

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

	Outcome of Vote	Votes For	Votes Against or Withheld, as applicable
1. The election of the following Directors:
(a) Michael Boychuk	CARRIED	46,931,389	3,845,516
(b) Jane Craighead	CARRIED	43,711,535	7,069,540
(c) Richard Fadden	CARRIED	46,927,929	3,849,006
(d) Daniel S. Goldberg	CARRIED	49,459,604	1,317,331
(e) Henry (Hank) Intven	CARRIED	43,821,781	6,963,294
(f) David Morin	CARRIED	46,254,162	4,552,773
(g) Dr. Mark H. Rachesky	CARRIED	42,908,885	7,872,690
(h) Guthrie Stewart	CARRIED	43,155,412	7,626,163
(i) Michael B. Targoff	CARRIED	46,166,072	4,610,863
(j) Janet Yeung	CARRIED	45,481,535	5,261,184

2. Appointment of Deloitte LLP, Chartered Professional Accountants, as auditor of the Company and authorizing the directors of the Company to fix their remuneration	CARRIED	54,803,845	235,508

3. Amendment of the Company’s Omnibus Plan to increase the number of Class A Common Shares and Class B Variable Voting Shares available for issuance under the Omnibus Plan, as more particularly described in the Company’s Management Information Circular dated April 25, 2024	CARRIED	42,433,825	8,347,746